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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                 ---------------

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER: 001-15787

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  METLIFE, INC.
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

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
                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                                TABLE OF CONTENTS

                                                                          PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ..............      1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002 ......................................      2
  Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2003 ............................      3
  Notes to Financial Statements ......................................      4
  Supplemental Schedule of Assets Held for Investment Purposes as
     of December 31, 2003 ............................................      8
  Signatures .........................................................      9
  Exhibit Index ......................................................     10

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York
June 21, 2004

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2003 AND 2002
                             (DOLLARS IN THOUSANDS)

                                2003           2002
                                ----           ----
ASSETS:
Investments ............     $3,370,714     $2,894,468
Loans to Participants ..         49,951         56,863
                             ----------     ----------
Net Assets Available for
  Benefits .............     $3,420,665     $2,951,331
                             ==========     ==========


                See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                             (DOLLARS IN THOUSANDS)

                                                       2003
                                                       ----
Additions:
  Participant contributions ...................     $  129,126
  Employer contributions ......................         54,226
  Interest income .............................        102,078
  Other income ................................          3,357

  Net appreciation in fair value of
     Investments ..............................        350,465
                                                    ----------
     Total additions ..........................        639,252
                                                    ----------
Deductions:
  Benefit payments ............................        166,011
  Investment advisory and management fees .....          3,834
  Other expenses ..............................             73
                                                    ----------
     Total deductions .........................        169,918
                                                    ----------
Increase in Net Assets ........................        469,334
                                                    ----------
Net Assets available for benefits, beginning of
    year ......................................      2,951,331
                                                    ----------
Net Assets available for benefits, end of year      $3,420,665
                                                    ==========


                See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS
            (DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED)

1. DESCRIPTION OF THE PLAN

      The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for the Plan (the "Plan Document") called the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates for more complete information.

      GENERAL INFORMATION -- The Plan became effective on May 1, 1970 and, as subsequently amended, is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants who had amounts under The New England 401(k) Plan which were invested in The New England Financial Accumulation Account, as of December 31, 2000, have such account as a frozen tenth Core Fund (as hereinafter defined), to the extent they have retained assets in such fund. Such assets are classified with the Plan's Fixed Income Fund. The Plan is administered by Metropolitan Life Insurance Company (the "Company"). The record keeper of the Plan is Hewitt Associates LLC.

      The Plan is a defined contribution plan consisting of nine distinct funds -- Fixed Income Fund, Equity Fund, Common Stock Index Fund, Blended Small Company Stock Fund, International Equity Fund, Small Company Stock Fund, Value Equity Fund, Emerging Markets Equity Fund and MetLife Company Stock Fund ("Core Funds"). Contributions to each fund (other than the MetLife Company Stock Fund) are remitted to the Company pursuant to group annuity contracts. Contributions to the MetLife Company Stock Fund are remitted to Mellon Bank, N.A., as trustee. The Plan also offers a Self-Directed Account to all participants, for which Mellon Bank, N.A. is trustee. The Self-Directed Account is an investment option that supplements the Plan's Core Funds. It works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.

      CONTRIBUTION AND FUNDING -- Contributions, as defined in the Plan Document, consist of employee basic contributions which are matched by the Company, MetLife Group, Inc. (added effective January 1, 2003), MetLife Funding, Inc., MetLife Credit Corp., Edison Supply and Distribution, Inc. (non-union employees only) (ceased to be a participating company effective September 15,
2003), Metropolitan Property and Casualty Insurance Company, Texas Life Insurance Company, MetLife Securities, Inc. and MetLife Bank, National Association (collectively, the "Companies"), each for its own employees, and employee supplemental contributions which are not matched by any of the Companies. Contributions of the Companies vest in the employees' accounts in accordance with the terms of the Plan. Contributions of the employees and Companies are credited to the respective Core Funds in the manner elected by the employees and provided by the Plan. Pursuant to the terms of the Plan, matching contributions of the Companies are reduced to reflect termination of nonvested employee interest and suspended for six months if money is withdrawn by the employee from certain restricted funds.

      Each year, participants may contribute up to 40 percent of their eligible compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Companies (other than Texas Life Insurance Company) each make a 4% contribution when a participant contributes a minimum of 3% of their eligible compensation to the Plan. Texas Life Insurance Company makes a 3% contribution when a participant contributes a minimum of 3% of their eligible compensation to the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit plans, qualified defined contribution plans, 403(b) plans or governmental 457(b) plans.

      PARTICIPATION -- Generally, all employees of the Company and its participating affiliates, with the exception of certain groups of employees (e.g., leased employees, independent contractors, certain statutory employees of GenAmerica Financial Corporation as of December 31, 2000 and employees participating in or eligible to participate in the New England Agents' Deferred Compensation Plan and Trust, the New England Agents' Retirement Plan and Trust and/or the New England Agency Employees' Retirement Plan and Trust and certain collectively bargained employees), are eligible to become participants in the Plan and immediately make basic and supplemental contributions to the Plan. Generally, all employees of the Company and its participating affiliates, with the exception of certain groups of employees, such as those described in the preceding sentence, are eligible to receive an allocation of Company matching contributions as of the first day of the month following the date they complete one year of service with 1,000 hours, provided that they make basic contributions to the Plan.

      VESTING -- Participant contributions vest immediately. Matching contributions become fully vested upon the participant attaining age 55 or the participant's completion of five years of service in accordance with the five-year graded vesting schedule. A participant becomes 25% vested after the completion of two years of service, and then vests an additional 25% per year for each year of completed service, until the participant is 100% vested in the Plan. Vesting is accelerated if the participant is terminated under the MetLife Plan for Transition Assistance, or is on disability for more than 24 months.

      FORFEITED ACCOUNTS -- For the years ended December 31, 2003 and 2002, forfeited non-vested accounts totaled $994 and $1,082, respectively. Funds held in these accounts will be used to reduce future employer matching contributions. During the year ended December 31, 2003, employer matching contributions were reduced by $1,265 from forfeited non-vested accounts.

      WITHDRAWALS AND DISTRIBUTIONS -- A participant may request cash withdrawals from the Plan under the conditions set forth in the Plan Document. Distributions from the Plan occur upon a participant's retirement, death or termination of employment.

      LOANS -- Participants may borrow from their accounts up to a maximum of $50 (reduced by the highest outstanding balance of loans during the one-year period ending the day before the date a loan is to be made) or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to any or all of the Core Funds in accordance with the participant's contribution investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2003 and 2002 was $49,951 and $56,863, respectively.

      ADMINISTRATIVE EXPENSES -- Expenses of the Plan, other than some investment-related expenses and a limited amount of administrative expenses, are paid by the Companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

      BASIS OF ACCOUNTING -- The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Investment income is recorded as earned. Loans to participants are carried at the outstanding loan balance.

      VALUATION OF INVESTMENTS -- The Plan's net assets in the Fixed Income Fund are valued at contract value. Contract value represents contributions made under the contract, plus interest at the rate guaranteed by the fund, less withdrawals, disbursements and loans to participants.

      Funds held in the Equity Fund, Common Stock Index Fund, Blended Small Company Stock Fund, International Equity Fund, Small Company Stock Fund, Value Equity Fund, Emerging Markets Equity Fund, MetLife Company Stock Fund and the Self-Directed Account are stated at the aggregate value of units of participation. Such value reflects accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of the Company's investment expenses.

      PAYMENT OF BENEFITS -- Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,712 and $849 at December 31, 2003 and 2002, respectively.

      EXCESS CONTRIBUTIONS PAYABLE -- The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3. INVESTMENTS

      The following table represents the fair value of investments as of:

                                            DECEMBER 31,
                                     -------------------------
                                        2003            2002
                                        ----            ----
Fixed Income Fund ..............     $1,987,477 *   $1,922,741 *
Equity Fund ....................        502,046 *      357,617 *
Common Stock Index Fund ........        376,279 *      290,529 *
Blended Small Company Stock Fund         42,998         18,032
International Equity Fund ......         60,803         40,867
Small Company Stock Fund .......        171,637 *      109,023
Value Equity Fund ..............         70,043         45,320
Emerging Markets Equity Fund ...         56,155         28,506
MetLife Company Stock Fund .....         90,469         72,333
Self-Directed Account ..........         12,498          8,923
General Account Fund ** ........            309            577
                                     ----------     ----------
Total Investments ..............     $3,370,714     $2,894,468
                                     ==========     ==========

*     Represents five percent or more of net assets available for benefits.

**    Designed to hold Plan forfeitures.

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $350,465, as follows:

Net appreciation in fair value of investments:

Separate accounts ............................     $347,601
Mutual funds .................................        2,864
                                                   --------
Net appreciation in fair value of investments      $350,465
                                                   ========

4. INVESTMENT CONTRACTS WITH THE COMPANY

      The Plan has benefit-responsive investment contracts with the Company. The contracts are included in the financial statements at contract value as reported to the Plan by the Company. Contract value represents contributions made under the contract, plus interest at the rate guaranteed by the fund, less withdrawals, disbursements and loans to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the Company, as the contract issuer. The crediting interest rates and average yields for the Fixed Income Fund were 5.0% and 5.8% for 2003 and 2002, respectively. The crediting interest rates and average yields for The New England Financial Accumulation Account were 7.8% and 8.75% for 2003 and 2002, respectively. The crediting interest rates are based on a formula agreed upon with the Company. The minimum credited interest rate is 0%. Such interest rates are reviewed periodically for resetting.

5. TERMINATION OF THE PLAN

      While the Companies intend that the Plan be permanent, each of the Companies (with respect to that particular company) has the right to amend or discontinue it. In the event of termination of the Plan, each participant shall be fully vested in Company contributions made to the Plan, and have a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

6. TAX STATUS

      The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated May 23, 2002 that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended and restated since receiving such determination letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC.

      In March of 2002, the Company filed an application with the IRS concerning certain proposed changes to the administration of Plan loans during the 1998-2002 Plan years and the implementation of contribution suspensions following certain withdrawals during the 1999-2001 Plan years. In a letter from the IRS dated January 2004, the Company was informed that its application was accepted with no adverse effect on the Plan.

      In May of 2004, a second application was filed with the IRS requesting approval of an alternative method relating to the above-noted contribution suspensions; this application is currently pending. The Company does not expect this application or the response thereto to have an adverse effect on the Plan.

7. RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of Separate Accounts managed by the Company or affiliates of the Company. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the year ended December 31, 2003, the Plan paid investment advisory and management fees of $685 to the Company or its affiliates. At December 31, 2003 and 2002, the Plan held 2,693,293 and 2,673,770 shares, respectively, of common stock of MetLife, Inc. with a cost basis of $71,406 and $69,805, respectively, through its investment in the MetLife Company Stock Fund. During the year ended December 31, 2003,the Plan recorded dividend income on MetLife, Inc. stock of $617.


8. CHANGES IN THE PLAN

      During 2002, the Security First Savings 401(k) Plan and the Nathan & Lewis 401(k) Plan were merged into the Plan and net assets of $8,634 and $2,882, respectively, were transferred into the Plan. Also during 2002, Voluntary Retirement Savings Account ("VRSA") assets of $65,855 were merged into the Plan from the Metropolitan Life Retirement Plan for United States Employees. The VRSA contract, an option designed to accept voluntary tax deductible employee contributions, ceased to accept contributions in compliance with the Tax Reform Act of 1986, but the accounts remain active and earn interest.


                                     ******

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                         SUPPLEMENTAL SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 2003

               ISSUER                           DESCRIPTION                                     FAIR VALUE
               ------                           -----------                                     ----------
                                                                                             ($ IN THOUSANDS)
* Metropolitan Life Insurance         Group Annuity Contracts (**):
Company
                                      GAC #11557                                                   $441,565
                                      GAC #24888                                                    432,052
                                      GAC #28894                                                    443,672
                                      GAC #28895                                                    457,359
                                      GAC #25767 (NEF Accumulation Account)                         212,812
                                      GAC #6887 (NEF Accumulation Account)                               17
                                                                                                 ----------
                                      Total assets in group annuity
                                           contracts -- Fixed Income Fund                         1,987,477
                                                                                                 ----------

* Metropolitan Life Insurance         Separate Account Contracts:
Company
                                      GAC #8550:
                                      Equity Fund -- 413                                            502,046
                                      Common Stock Index Fund -- MI                                 376,279
                                      Blended Small Company Stock Fund -- 334                        42,998
                                      International Equity Fund -- 79                                60,803
                                      Small Company Stock Fund -- 307                               171,637
                                      Value Equity Fund -- 267  (GAC #24959)                         70,043
                                      Emerging Markets Equity Fund -- 247  (GAC #24960)              56,155
                                      MetLife Company Stock Fund (GAC #25645)                        90,469
                                      Self-Directed Account  (GAC #25768)                            12,498
                                                                                                 ----------
                                      Total assets held for investment in
                                          insurance company separate accounts                     1,382,928
                                                                                                 ----------
                                      GAC #28576 - General Account Fund                                 309
                                      Loans to participants                                          49,951
                                                                                                 ----------
                                      Total assets held for investment
                                         purposes                                                $3,420,665
                                                                                                 ==========


----------

*     Permitted party-in-interest

**    At contract value, which approximates fair value.

                                   SIGNATURES

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Savings and Investment Plan for Employees of
                                    Metropolitan Life and
                                    Participating Affiliates

                                    By:      /s/ GRAHAM COX
                                    ------------------------------------
                                    Name: Graham Cox
                                    Title:  Plan Administrator

June 28, 2004

                               EXHIBIT INDEX

EXHIBIT                                                                PAGE
NUMBER    EXHIBIT NAME                                                NUMBER
------    ------------                                                ------
 23.1     Consent of Independent Registered Public Accounting Firm      11